                                                                     EXHIBIT 8.1


             [KAYE,SCHOLER,FIERMAN,HAYS & HANDLER, LLP LETTERHEAD]



                                 August 28, 1997



SC International Services, Inc.
524 East Lamar Boulevard
Arlington, Texas  76011-3999

Ladies and Gentlemen:

         Reference is made to our letter, dated September 20, 1995 (the "1995 OPINION LETTER"), a copy of which is attached hereto, in which we opined that it was more likely than not that the Lease and License (as such terms are defined in the 1995 Opinion Letter) will be treated as a true lease and license for federal income tax purposes and not as conditional purchase arrangements. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the 1995 Opinion Letter.

         Pursuant to your request, this letter supplements the 1995 Opinion Letter and considers whether there have been any changes in the applicable law or, to our knowledge, in the facts relating to the activities of OFSI, SCIS, Sky Chefs, CII, Holdings or Caterair since the date of the 1995 Opinion Letter that would cause us to alter the opinion expressed therein. Specifically, you have asked us to consider whether the terms of the arrangements by which SCIS proposes to issue $300,000,000 aggregate principal amount of 9.25% Senior Subordinated Notes due 2007 (the "NOTES"), and by which Caterair and SCIS propose to incur $250,000,000 aggregate

                    KAYE,SCHOLER,FIERMAN,HAYS & HANDLER, LLP

SC International Services, Inc.        2                         August 28, 1997


principal amount of term loan debt, would cause us to alter the opinion provided in the 1995 Opinion Letter.

         In connection with this letter, we have examined (i) the Preliminary Offering Memorandum, dated August 7, 1997, with respect to the Notes, (ii) the Indenture, dated as of September 15, 1995, between SCIS, as issuer, CII, Sky Chefs and Caterair, as guarantors, and The Bank of New York, as trustee, relating to SCIS' $125,000,000 principal amount of Senior Subordinated Notes due 2005, (iii) the Credit Agreement, dated as of September 29, 1995 and amended and restated as of August 28, 1997, among SCIS, OFSI, Holdings, Caterair, the lenders party thereto from time to time in their capacities as lenders thereunder, Morgan Guaranty Trust Company of New York, as administrative agent, J.P. Morgan Securities Inc. and Bankers Trust Company, as co-arrangers, Bankers Trust Company, as syndication agent and The Bank of New York, as co-agent and
(iv) the Term Loan Agreement, dated as of August 28, 1997, among Caterair, SCIS, the lenders party thereto from time to time in their capacities as lenders thereunder, Morgan Guaranty Trust Company of New York, as administrative agent, J.P. Morgan Securities Inc. and Bankers Trust Company, as co-arrangers, and Bankers Trust Company, as syndication agent, and such other documents that we considered relevant. We have also reviewed relevant provisions of the Code, United States Treasury Department regulations issued thereunder, and relevant judicial decisions and Internal Revenue Service rulings.

         Based upon our review of the foregoing, we advise you that we are not aware of any change in the applicable law or in the facts relating to the activities of OFSI, SCIS, Sky Chefs,

                    KAYE,SCHOLER,FIERMAN,HAYS & HANDLER, LLP

SC International Services, Inc.        3                         August 28, 1997

CII, Holdings or Caterair since the date of the 1995 Opinion Letter that would cause us to alter the opinion expressed therein.

         We express no opinion concerning federal income tax or other tax matters relating to the transactions described in the 1995 Opinion Letter or to the transactions occurring in 1997 that were considered herein except as expressly set forth above. Our conclusion is based upon current income tax laws and on current authoritative interpretations, all of which are subject to change at any time. Any such changes could affect the continuing validity of our advice contained herein.

         We consent to the filing of this opinion with the Securities and Exchange Commission as an Exhibit to SCIS' Registration Statement on Form S-4 relating to its 9 1/4% Senior Subordinated Notes due 2007 and to the use of our name under the caption "Legal Matters" in the Prospectus included therein. In giving this opinion, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission.

                                                Very truly yours,

                                /S/ KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP

              [KAYE, SCHOLER, FIERMAN, HAYS & HANDLER LETTERHEAD]


                               September 20, 1995


SC International Services, Inc.
524 East Lamar
Arlington, TX 76011

Gentlemen:

        You have asked us for our opinion as to the treatment for federal income tax purposes of the transactions described below (the "Transactions") pursuant to which Sky Chefs, Inc., a Delaware corporation ("Sky Chefs"), and Caterair International, Inc. (II), a Delaware corporation ("CII"), will acquire the use of, and the right to purchase, certain assets of Caterair International Corporation, a Delaware corporation ("Caterair").

        In connection with this opinion, we have examined the Master Agreement, dated as of April 26, 1995 (the "Master Agreement"), among Onex Food Services, Inc., a Delaware corporation ("OFSI"), Caterair, Caterair Holdings Corporation, a Delaware corporation ("Holdings") and various subsidiaries of OFSI; the Form of Lease (the "Lease"); the Form of License Agreement (the "License"); the Form of Purchase Agreement (the "Purchase Agreement"); the Form of Exchange Agreement; and such other documents that we consider relevant. We have also reviewed the relevant provisions of the Internal Revenue Code of 1986, as amended ("Code"), United States Treasury Department regulations issued thereunder, and relevant judicial decisions and Internal Revenue Service rulings. In providing our opinion we have assumed that the facts of the relevant transactions are as summarized below.

STRUCTURE OF THE TRANSACTIONS

        CII and Sky Chefs are both wholly-owned subsidiaries of SC International Services, Inc., a Delaware corporation ("SCIS").

                     Kaye, Scholer, Fierman, Hays & Handler

SC International
Services, Inc.                        -2-                     September 20, 1995


SCIS is a wholly-owned subsidiary of OFSI. Caterair is a wholly-owned subsidiary of Holdings. Caterair is in the business of catering in-flight meals for a number of different domestic United States and foreign airlines. The assets employed by Caterair in its in-flight catering business that will be leased to CII and Sky Chefs are not limited in use to a particular user, nor are a significant number of them limited in their use to the business of in-flight catering. Prior to the closing of the Transactions, Sky Chefs will be in a similar business in competition with Caterair.

        Pursuant to the Purchase Agreement, CII and Sky Chefs will purchase (i) the tradename of Caterair (ii) the stock of Caterair's subsidiaries, which operate in-flight catering businesses in jurisdictions outside the United States (or are holding companies the subsidiaries of which operate such businesses), and (iii) certain working capital and other liquid operating assets of Caterair. A designee of OFSI will also purchase a portion of the debentures of Holdings, currently outstanding, with an original face amount of approximately $40 million, which call for payments of interest in kind and which are payable in the year 2001.

        Under the Lease, CII and Sky Chefs will lease for a period of six years all of the fixed assets used by Caterair in its business. The property being leased by Caterair to CII and Sky Chefs consists in large part of property located on or affixed to premises (the "Realty") that Caterair leases for use in its business. In most of these cases, the Realty will be subleased by Caterair to Sky Chefs and CII for a six-year period and Sky Chefs and CII will have the right to extend the sublease for the remainder of the term of the lease that Caterair holds. The rent due under the subleases of the Realty will equal the rent paid by Caterair under its lease agreements. In some limited cases, however, the relevant landlord has not granted a consent that, under the relevant lease, is required to enable Caterair to sublet the Realty in question. In such cases, Caterair will assign its rights as lessee of the Realty to CII and Sky Chefs. Caterair will also grant to Sky Chefs and CII the right to reconvey those leasehold rights to Caterair in the event

                     KAYE, SCHOLER, FIERMAN, HAYS & HANDLER


SC International
Services, Inc.                       -3-                      September 20, 1995


that CII and Sky Chefs do not exercise their option to purchase the leased assets at the end of the Lease, thereby effecting a return of those assets, and the Realty on which they are located or affixed, to Caterair at the end of the Lease. The fixed assets, however, will be subject to the Lease regardless of whether the relevant Realty is subleased to CII and Sky Chefs or Caterair's leasehold rights thereto are assigned to them.

        Under the License, CII and Sky Chefs will license, for a period of six years, all of Caterair's customer lists and existing customer contracts. Rent and royalty payments under the Lease and License will be in amounts that, according to appraisals prepared by Coopers & Lybrand, L.L.P., whose valuation experts have acted as appraisers in connection with these transactions, will equal the fair market rates for such leases and licenses.

        Pursuant to the Lease and License, CII and Sky Chefs will have the option to purchase the assets that are the subject of those agreements at any time during, and at the end of, the six-year terms thereof. Under the Lease, the purchase option price is a fixed amount at the end of each year of the Lease. Each fixed purchase price is the current estimate of what the fair market value of the assets will be at the time of exercise. Under the License, the amount of the purchase option price will be determined by applying a formula designed by Coopers & Lybrand, L.L.P. This formula will entail, in part, the calculation of the discounted value, as of the date of the exercise of the purchase option, of projected royalty payments that otherwise would be payable for the use of the licensed assets.

        In connection with the Lease, License and purchase transaction, Caterair will refinance its existing indebtedness, after reduction for payment to the holders thereof of all proceeds of the sale of the assets listed above, with new loans. Caterair's obligations to repay these new obligations will be secured by a pledge of the payments due under the Lease and License. In addition, CII, Sky Chefs and certain other affiliates of Sky Chefs will guarantee repayment of those loans.

                     KAYE, SCHOLER, FIERMAN, HAYS & HANDLER

SC International
Services, Inc.                    -4-                     September 20, 1995


SCIS will also lend funds to Caterair to facilitate the refinancing. It is expected, and we have assumed for purposes of this opinion, that, after Caterair's use of its income under the License and Lease to pay amounts due with respect to this indebtedness, the amount left due to third parties and to SCIS under these debt obligations will be approximately $57 million and the fair market value of the assets remaining in Caterair's hands will be approximately $63 million. Accordingly, CII and Sky Chefs would have to pay approximately $6 million, in addition to the amount of debts owed to or guaranteed by CII and Sky Chefs, to exercise their option to acquire those assets. Holdings is expected to be indebted to a designee of OFSI under its existing outstanding debentures, in an amount that exceeds such projected $6 million payment.

        In addition, Holdings will be recapitalized through the issuance to its existing shareholders of two new classes of stock: Class B voting common stock, representing 9.99 percent of the liquidation value of Holdings, and Class A nonvoting common stock, representing 90.01 percent of the liquidation value of Holdings. OFSI will acquire 40 percent of the Class B voting common stock of Holdings, an affiliate of OFSI will acquire 11 percent of the Class B voting common stock of Holdings, and another affiliate of OFSI will acquire 25 percent of the Class A nonvoting common stock of Holdings, in exchange for approximately 6 percent of the outstanding stock of OFSI.

DISCUSSION AND ANALYSIS

        A. Case Law

        The determination of whether a transaction should be treated, for federal income tax purposes, as a sale or as a lease is governed by the intention of the parties and the legal effects and economics of their relationship. See, e.g., Oesterreich v. Commissioner, 226 F.2d 798, 55-2 U.S. Tax Cas. (CCH) Paragraph 9733 (9th Cir. 1955); see also, M&W Gear Co. v. Commissioner, 446 F.2d 841, 71-2 U.S. Tax Cas. (CCH) Paragraph 9555 (7th Cir.
1971); Haggard v.

                     KAYE, SCHOLER, FIERMAN, HAYS & HANDLER

SC International
Services, Inc.                  -5-                         September 20, 1995

Commissioner, 241 F.2d 288, 57-1 U.S. Tax Cas. (CCH) Paragraph 9230 (9th Cir.
1956); Lester v. Commissioner, 32 T.C. 711 (1959); Benton v. Commissioner, 197 F.2d 745, 52-1 U.S. Tax Cas. (CCH) Paragraph 9367 (5th Cir. 1952); Rev. Rul. 55-540, 1955-2 C.B. 39. In analyzing that relationship, the courts have considered a number of objective factors, focussing on the relationship between the economic terms of the obligations of the parties and the fair market values of the rights conveyed. Frito-Lay, Inc. v. United States, 209 F. Supp. 886, 62-2 U.S. Tax Cas. (CCH) Paragraph 9809 at p. 86,256 (N.D. Ga. 1962). Factors indicating an intent to enter into a sale and purchase transaction include the following:

                1. Portions of the periodic payments are made specifically applicable to equity to be acquired by the lessee.

                2. The lessee will acquire title to the property upon payment of a stated amount of "rentals" that, under the contract, the lessee is required to make.

                3. The total amount that the lessee is required to pay for a relatively short period of use constitutes an inordinately large proportion of the total sum required to be paid to secure the transfer of title to the property.

                4. The agreed "rental" payments materially exceed the current fair rental value of the property. This may be indicative that the payments include an element other than compensation for the use of the property.

                5. The property may be acquired under a purchase option at a price that is nominal in relation to the value of the property at the time when the option may be exercised, as determined at the time of entering into

                     KAYE, SCHOLER, FIERMAN, HAYS & HANDLER

SC International
Services, Inc.                     -6-                      September 20, 1995

        the original agreement, or that is a relatively small amount when compared with the total payments that are required to be made under the lease and the option agreement.

                6. Some portion of the periodic payments is specifically designated as interest or is otherwise readily recognizable as the equivalent of interest.

Universal Drilling Co., Inc. v. United States, 412 F. Supp. 1231, at 1235, 76-1 U.S. Tax Cas. (CCH) Paragraph 9230 (E.D. La. 1976).

        It is apparent from the case law that considerable emphasis is placed on a comparison of the purchase option price and the expected fair market value of the property at the time of the exercise of the purchase option; American Realty Trust v. United States, 498 F.2d 1194, 74-2 U.S. Tax Cas. (CCH) Paragraph 9528 (4th Cir. 1974); Universal Drilling, supra, 412 F. Supp. at 1237; M&W Gear Co., supra; Oesterreich, supra; Gem, Inc. v. United States, 192
F. Supp. 841, 61-1 U.S. Tax Cas. (CCH) Paragraph 9361 (N.D. Miss. 1961); Belz Investment Co. v. Commissioner, 72 T.C. 1209 (1969); Northwest Acceptance Corp.
v. Commissioner, 58 T.C. 836 (1962); Keeling v. Commissioner, T.C. Memo 1971-224, 30 T.C.M. (CCH) 954 (1971); Cal-Maine Foods, Inc. v. Commissioner, T.C. Memo 1977-89, 36 T.C.M. (CCH) 383 (1977).

        In connection with this analysis, it should be noted that, although Caterair will be obligated to repay to SCIS an amount equal to a substantial portion of the projected value of the assets that Caterair will own at the end of the terms of the Lease and License, it is expected that such value will exceed the amount of the debt to SCIS by an amount that is at least equal to 10 percent of such projected value. Accordingly, Caterair will continue to have a stake in the value of its assets, because Sky Chefs and CII could choose not to exercise their purchase options, in which case Caterair would be left with any value of those assets in excess of the amount owed to SCIS.

                     KAYE, SCHOLER, FIERMAN, HAYS & HANDLER

SC International
Services, Inc.                       - 7 -                   September 20, 1995

        It has been represented to us, and we assume for purposes of this opinion, that the option prices under the Lease and the License reflect the parties' good faith estimate of the expected fair market values of the properties subject to those agreements at the time of exercise, that there is a significant possibility that the purchase options will not be exercised, and that the rent and royalty payments under the Lease and the License reflect the parties' good faith estimates of the fair market rental and royalty values for the properties subject to those agreements.

        B.      Leasing Guidelines

        The Internal Revenue Service has published guidelines for determining, for advance ruling purposes, whether leveraged lease transactions are leases for federal income tax purposes. These guidelines are set forth in Revenue Procedure 75-21, 1975-1 C.B. 715, as further delineated in Revenue Procedure 75-28, 1975-1 C.B. 752, and as modified in Revenue Procedure 76-30, 1976-2 C.B. 647, and Revenue Procedure 79-48, 1979-2 C.B. 529. The standards set forth in these guidelines represent, in effect, safe harbors for qualification of a transaction as a lease. An arrangement that does not meet all of these guidelines may still be treated by the Internal Revenue Service or by the courts as a lease even if the Service would not rule in advance that such treatment would apply.

        The Transactions reflect many indicia of true leases and licenses even though they do not meet all of the requirements set forth in the Internal Revenue Service's advance ruling guidelines. In particular, the guidelines require that the parties expect that at the end of the lease term the property will have a value equal to at least 20 percent of its original fair market value and a remaining useful life equal to at least 20 percent of its original useful life. Although these standards will not be met in this case, the appraisals provided by Coopers & Lybrand, L.L.P. state, and we assume for purposes of this opinion, that the assets subject to the Lease and License are expected to have significant value and remaining useful life at the end of the terms of those agreements.

                     KAYE, SCHOLER, FIERMAN, HAYS & HANDLER

SC International
Services, Inc.                       -8-                   September 20, 1995


        Under the guidelines, the Internal Revenue Service will not rule favorably if the lessee (or an affiliate of the lessee) provides financing for the lessor's purchase of the leased assets or guarantees the lessor's indebtedness incurred to acquire the leased assets. Under this guideline, it is likely that no ruling would be available for the Transactions because SCIS is providing a loan to Caterair and SCIS and its affiliates are guaranteeing Caterair's indebtedness to third parties. Nonetheless, these loans are expected to be repaid fully out of rent and royalty payments under the Lease and License on a basis that leaves Caterair with a real equity interest in the leased and licensed assets, so a failure of the Transactions to meet the guidelines in this respect should not adversely affect the treatment of these arrangements as a true lease and license.

        C. Acquisition of Holdings
           Stock and Debt

        The acquisition by OFSI of the stock of Holdings should have no effect on the treatment of the Lease and License transactions. There exists no authority that requires any change in the analysis of a lease or license transaction due to a purchase of the equity of the lessor or licensor (or its parent corporation) by the lessee. Indeed, in a number of circumstances transactions between related parties have been respected as leases, despite the relationship between the lessor and lessee, as long as payments among the parties are at arm's length amounts. See, e.g., Tillotson v. Comm'r, 202 F. Supp. 925 (D. Neb. 1962); Southern Ford Tractor Corp. v. Comm'r, 29 T.C. 833
(1958), acq. 1958-2 C.B. 7; Joseph N. Neel Co. v. Comm'r, 22 T.C. 1083 (1954),
acq. 1954-2 C.B. 5. Furthermore, although, through its ownership of the existing Holdings debentures, a designee of OFSI would be entitled to an amount that exceeds the projected residual value of the assets subject to the Lease and License, such entitlement does not alter the nature of the transactions between Sky Chefs and CII and Caterair. Accordingly, we do not believe that OFSI's acquisition of Holding's stock or the acquisition of Holdings debentures by a designee of OFSI should have any effect on the treatment of these transactions as, in part, a true lease and license.

                     KAYE, SCHOLER, FIERMAN, HAYS & HANDLER

SC International
Services, Inc.                      - 9 -                    September 20, 1995

CONCLUSION

        Based on the foregoing, it is our opinion that it is more likely than not that the Lease and License will be treated as a true lease and license for federal income tax purposes and not as conditional purchase arrangements.

        We express no opinion concerning federal income tax or any other tax matters relating to the above-described transactions except as expressly set forth above. Our opinion is based on current income tax laws and on current authoritative interpretations, all of which are subject to change at any time. Any such changes could affect the continuing validity of the opinion contained herein.

        We consent to the filing of this opinion with the Securities and Exchange Commission as an Exhibit to Amendment No. 1 to SCIS's Registration Statement relating to its Senior Subordinated Notes Due 2005 and to the use of our name under the caption "Legal Matters" in the Prospectus included therein. In giving this opinion, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the Rules and Regulations of the Securities and Exchange Commission.

                                     Very truly yours,

                                     /s/ KAYE, SCHOLER, FIERMAN, HAYS & HANDLER